UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                NTL INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

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                                    62940M104
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                                 (CUSIP Number)

                                                     with a copy to:
 Edward T. Dartley                                   Robert G. Minion, Esq.
 W.R. Huff Asset Management Co., L.L.C.              Lowenstein Sandler PC
 67 Park Place                                       65 Livingston Avenue
 Morristown, New Jersey  07960                       Roseland, New Jersey  07068
 (973) 984-1233                                      (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         62940M104
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)  Not Applicable
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3.   SEC Use Only
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4.   Source of Funds (See Instructions):  WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):

                Not Applicable
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6. Citizenship or Place of Organization: United States

   Number of                                   7. Sole Voting Power:         *
                                                  ------------------------------
   Shares Beneficially                         8. Shared Voting Power:       *
                                                  ------------------------------
   Owned by
   Each Reporting                              9. Sole Dispositive Power:    *
                                                  ------------------------------
   Person With                                10. Shared Dispositive Power:  *
                                                  ------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,589,067*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
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13.  Percent of Class Represented by Amount in Row (11): 13.0%*
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14.  Type of Reporting Person (See Instructions): IA, IN
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* W.R. Huff Asset Management Co., L.L.C., a Delaware limited  liability  company
("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for themselves and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), were issued and/or acquired, in the aggregate, 6,589,067 shares of common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated, a Delaware corporation (the "Company"). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts. Thus, as of January 10, 2003, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 6,589,067 Shares, or approximately 13.0% of the Shares deemed issued and outstanding as of that date. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 110 East 59th Street, New York, New York 10022.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises voting and investment discretion for and on behalf of (i) W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), and (ii) other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"). The Huff Entities are engaged in the investment in securities of all kinds, and/or serve as investment managers for separately managed accounts which are engaged in similar investment activities (collectively, the "Accounts").

          Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the Second Amended Joint Reorganization Plan of the Company and Certain Subsidiaries, dated July 15, 2002, as modified from time to time (the "Plan"), which became effective on January 10, 2003, certain creditors of the Company (and certain of its subsidiaries) were issued Shares in exchange for certain outstanding indebtedness of the Company (and certain of its subsidiaries). In connection with the Plan and a financing facility provided to the Company in connection with the reorganization of the Company, the Huff Entities, for themselves and/or on behalf of the Accounts, were issued 6,589,067 Shares in the aggregate.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Huff has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 50,500,969 Shares issued and outstanding as of January 10, 2003. As of January 10, 2003, the Huff Entities, for themselves and/or on behalf of the Accounts, were issued and/or acquired, in the aggregate, 6,589,067 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of January 10, 2003, for the purposes of Reg.
Section 240.13d-3, William R. Huff is deemed to beneficially own 6,589,067 Shares, or approximately 13.0% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to January 10, 2003, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------
          In connection with the exit facility provided to the Company, Huff Asset Management, among others, entered into (i) a Purchase Agreement, dated as of January 9, 2003 (the "Purchase Agreement"), pursuant to which, among other things, the Company, Huff Asset Management and certain other parties agreed to the terms pursuant to which Huff Asset Management on behalf of the Accounts and/or certain Huff Entities and certain other parties acquired Shares, as more particularly set forth and described in the Purchase Agreement incorporated by reference as Exhibit 1 hereto and (ii) an Equity Registration Rights Agreement, dated as of January 10, 2003, pursuant to which, among other things, the Company, Huff Asset Management on behalf of the Accounts and/or certain Huff Entities and certain other parties agreed to register the Shares for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Equity Registration Rights Agreement incorporated by reference as Exhibit 2 hereto.

          In addition, pursuant to the Plan, the official committee of unsecured creditors (the "Committee") in the Company's bankruptcy case designated the members of the Company's initial Board of Directors. Mr. Huff was designated by the Committee to serve as a director and as the Board's interim chairman.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference to this
Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between William R. Huff and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Purchase Agreement, dated as of January 9, 2003, between the Company, W.R. Huff Asset Management Co., L.L.C. and certain other parties identified therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company on January 10, 2003.

          2. Equity Registration Rights Agreement, dated as of January 10, 2003, between the Company, W.R. Huff Asset Management Co., L.L.C. and certain other parties identified therein, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed by the Company on January 10, 2003.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 21, 2003


                                       /s/ William R. Huff
                                      ------------------------------------------
                                      William R. Huff, on behalf  of  W.R.  Huff
                                      Asset  Management   Co.,  L.L.C.,  certain
                                      limited partnerships and limited liability
                                      companies affiliated  with W.R. Huff Asset
                                      Management   Co.,    L.L.C.   and  certain
                                      separately managed accounts.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).